UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25


                          NOTIFICATION OF LATE FILING

                                                Commission File Number 333-08043


(Check  One):  [_] Form  10-K [_] Form 11-K [_] Form 20-F [x] Form 10-Q
               [_] Form N-SAR
               [ ] For  Period  Ended:   September 30, 1997
               [ ] Transition   Report   on   Form   10-K
               [ ] Transition   Report   on   Form   20-F
               [ ] Transition   Report   on   Form   11-K
               [ ] Transition   Report   on   Form   10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

    Four M Corporation
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Full Name of Registrant, Former Name if Applicable

    115 Stevens Avenue
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Address of Principal Executive Office (Street and Number)

     Valhalla, New York 10595
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [_]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

See Rider I


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael S. Nelson             (212)              715-9100
     ------------------------- ----------------------- -------------------------
          (Name)                      (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [x] Yes [_] No

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(3)  Is  it  anticipated  that  any  significant  change  in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [_] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
narratively and  quantitatively,  and, if  appropriate,  state the reasons why a
reasonable   estimate  of  the  results   cannot  be  made.

        Registrant expects its results of operations to have decreased to an operating loss of approximately $5.7 million for the three months ended September 30, 1997, from an operating income of approximately $5.7 million for the three months ended September 30, 1996. This decrease resulted primarily as a result of the absorption by the Company of an increase in raw material prices and a reserve established to cover certain plant closing and disposition costs.

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                               Four M Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 17, 1997                 By /s/Michael S. Nelson
    -----------------------------------   --------------------------------------
                                          Michael S. Nelson, Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL  MISSTATEMENTS  OR OMISSIONS  OF FACT  CONSTITUTE  FEDERAL  CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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

                                            RIDER I

         Registrant's financial statements were not completed on or before the date on which Registrant's Form 10-Q for the fiscal quarter ended September 30, 1997 is required to be filed as a result of Registrant's limited accounting resources being used in connection with its consideration of possible modifications to the terms of Registrant's revolving credit facility. The Registrant believes at this time that its Form 10-Q will be filed within the grace period provided for under Rule 12b-25.